     NEWS RELEASE

 FOR IMMEDIATE RELEASE:

                                                                            Contacts:
(336) 664-1233

Dean Priddy
Chief Financial Officer

Doug DeLieto
Vice President of Investor Relations

                        RF MICRO DEVICES' BOARD APPROVES EXCHANGE PROGRAM FOR EMPLOYEE STOCK OPTIONS

                                            PROGRAM SUBJECT TO SHAREOWNER APPROVAL AT ANNUAL MEETING

GREENSBORO, NC - April 26, 2005 - RF Micro Devices, Inc. (Nasdaq: RFMD), a leading provider of proprietary radio frequency integrated circuits (RFICs) for wireless communications applications, today announced that its Board of Directors has approved a stock option exchange program for RF Micro Devices employees, subject to shareowner approval of the program at RFMD's 2005 annual meeting.

Under the proposed program, RFMD employees will be given a voluntary, one-time opportunity to exchange some or all of their eligible stock options for a lesser number of options at a new exercise price.  The new exercise price will be based on RFMD's stock price at a future date, which is currently expected to be in August 2005.  RFMD's five most highly compensated officers and Board members will not be eligible to participate in the program.  RFMD is currently working with Institutional Shareholder Services (ISS) to structure the option exchange program.    Additional details about the program will be available in certain filings made with the Securities and Exchange Commission (SEC), including RFMD's Fiscal 2005 proxy statement that is expected to be mailed to shareowners in June 2005.

Bob Bruggeworth, president and chief executive officer, said, "We believe our proposed stock option exchange program will enhance long-term shareowner value by improving our ability to retain and incentivize our talented and valuable employees and by reducing the total number of options outstanding.  Of note, we are working with Institutional Shareholder Services, one of the world's leading authorities on corporate governance, to structure an option exchange program that meets with their approval."

RFMD's stock option exchange program will be structured on a "value-for-value" principle, which will result in employees exchanging a larger number of old options for a smaller number of new options.  The "value-for-value" approach is used in order to produce favorable results for shareowners by reducing the overall number of options outstanding, while also offering RFMD a key employee-retention and incentive mechanism to pursue its long-term growth objectives.

Please be aware that this communication does not constitute an offer of any securities for sale or the solicitation of an offer to buy any securities, nor will there be any such offer or solicitation in any state or country where such offer or solicitation is not permitted.  RFMD has not yet filed or distributed its proxy statement in connection with its 2005 annual shareowners meeting.  The proxy statement will contain important information regarding an anticipated voluntary employee stock option exchange program (the "Option Exchange Program") by RFMD and should be read carefully by shareowners prior to voting on or participating in the Option Exchange Program.  RFMD has not yet commenced the Option Exchange Program and must receive shareowner approval for the Option Exchange Program at RFMD's 2005 annual meeting of shareowners before such Option Exchange Program may be completed.  RFMD's Board of Directors reserves the right to amend, postpone or terminate the proposed Option Exchange Program prior to the end of the exchange offer period. If and at the time the Option Exchange Program is commenced, RFMD will provide optionholders who are eligible to participate in the Option Exchange Program with written materials explaining the precise terms and timing of the Option Exchange Program.  Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program, including certain risks associated with the Option Exchange Program.  Upon the commencement of the Option Exchange Program, RFMD will also file the written materials relating to the Option Exchange Program with the Securities and Exchange Commission as part of a tender offer statement.  Copies of these written materials and other documents filed by RFMD with the Securities and Exchange Commission will be available free of charge from the Securities and Exchange Commission's web site at www.sec.gov.

RF Micro Devices, Inc., an ISO 9001- and ISO 14001-certified manufacturer, designs, develops, manufactures and markets proprietary radio frequency integrated circuits (RFICs) for wireless communications products and applications. The Company is a leading supplier of power amplifiers, one of the most critical radio frequency (RF) components in cellular phones.  The Company is also the leading manufacturer of GaAs HBT, which offers distinct advantages over other technologies for the manufacture of current- and next-generation power amplifiers.  The Company's products are included primarily in cellular phones, base stations, wireless local area networks (WLANs), cable television modems and global positioning systems (GPS).  The Company derives revenue from the sale of standard and custom-designed products.  The Company offers a broad array of products including amplifiers, mixers, modulators/demodulators and single-chip transmitters, Bluetooth® products and receivers and transceivers that represent a substantial majority of the RFICs required in wireless subscriber equipment.  The Company's goal is to be the premier supplier of low-cost, high-performance integrated circuits and solutions for applications that enable wireless connectivity.  RF Micro Devices, Inc. is traded on the Nasdaq National Market under the symbol RFMD. For more information about RFMD, please visit www.rfmd.com.

This press release contains forward-looking statements that relate to RF Micro Devices' plans, objectives, estimates and goals. Words such as "expects," "anticipates," "intends," "plans," "projects," "believes" and "estimates," and variations of these words and similar expressions, identify these forward-looking statements. RF Micro Devices' business is subject to numerous risks and uncertainties, including variability in quarterly operating results, the rate of growth and development of wireless markets, risks associated with the operation of wafer fabrication, molecular beam epitaxy and other foreign and domestic manufacturing facilities, our ability to attract and retain skilled personnel and develop leaders, variability in production yields, our ability to reduce costs and improve gross margins by implementing innovative technologies, our ability to bring new products to market, our ability to adjust production capacity in a timely fashion in response to changes in demand for our products, dependence on a limited number of customers and dependence on third parties. These and other risks and uncertainties, which are described in more detail in RF Micro Devices' most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, could cause actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.

# # #

RF MICRO DEVICES® and RFMD® are trademarks of RFMD, LLC.  Bluetooth is a registered trademark of Bluetooth SIG Inc., USA and licensed for use by RF Micro Devices, Inc.